UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission Filing Number: 001-33398

Simcere Pharmaceutical Group

(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,

Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

SIMCERE PHARMACEUTICAL GROUP

FORM 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group

By:	/s/ Zhigang Zhao
Name:	Zhigang Zhao
Title:	Chief Financial Officer

DATE: June 15, 2007

Exhibit 99.1

SIMCERE PHARMACEUTICAL GROUP TO ACQUIRE

ADDITIONAL 10% OF EQUITY INTEREST IN SHANGDONG SIMCERE MEDGENN

BIO-PHARMACEUTICAL CO., LTD.

NANJING, CHINA, JUNE 14, 2007 – Simcere Pharmaceutical Group (NYSE: SCR), a leading manufacturer and supplier of branded generic pharmaceuticals in China, and the manufacturer of innovative anti-cancer medication Endu, today announced that it has entered into an agreement to acquire an additional 10% equity interest in Shandong Simcere Medgenn Bio-Pharmaceutical Co. Ltd., or Shandong Simcere Medgenn (formerly known as Yantai Medgenn Co. Ltd.). Simcere will pay approximately RMB 26.83 million in cash for the 10% stake, and its total equity interest in Shandong Simcere Medgenn will reach 90% upon completion of the transaction.

Mr. Jinsheng Ren, chairman and CEO of Simcere, commented, “We are very pleased to acquire an additional 10% equity interest in Shandong Simcere Medgenn. We continue to be encouraged by the positive reactions from doctors and patients towards Endu’s application. We believe Endu has significant market potential and have increased our stake in Shandong Simcere Medgenn accordingly because we believe that it will bring additional value to our shareholders. Our R&D team has initiated multiple Endu-related research projects. We plan to further strengthen and accelerate our collaboration with domestic and international research institutions to explore potential indications for Endu, including the treatment of liver cancer, stomach cancer, colon cancer and breast cancer.”

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group is a leading manufacturer and supplier of branded generic pharmaceuticals in the rapidly growing China market. In recent years, Simcere has focused its strategy on the development of first-to-market generic and innovative pharmaceuticals, and has introduced a first-to-market generic anti-stroke medication under the brand name Bicun and an innovative anti-cancer medication under the brand name Endu. Simcere currently manufactures and sells 35 pharmaceutical products including antibiotics, anti-cancer medication and anti-stroke medication and is the exclusive distributor of three additional pharmaceuticals that are marketed under its brand names. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, osteoporosis and infectious diseases. For more information about Simcere, please visit http://www.simcere.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filing with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Eric Wang-Lam Cheung

Vice President, Investor Relations

Simcere Pharmaceutical Group

Tel: +86-25-8556 6666 ext. 8898

Email: eric.cheung@simcere.com

In the United States:

Ashley Zandy

Brunswick Group LLC

Tel: +1-212-333-3810

Email: ir@simcere.com